Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics to Report Third Quarter Financial Results on November 7, 2017

Conference Call Scheduled for 8:30am ET on Tuesday, November 7th

CAESAREA, Israel, October 24, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical robotic guidance systems, announced today that it will report financial results for the third quarter ended September 30, 2017, before the U.S. markets open on Tuesday, November 7, 2017.

The company will host a conference call to discuss these results on Tuesday, November 7, 2017, at 8:30 AM ET (3:30 PM IST).  Investors within the United States interested in participating are invited to call 800-298-0498.   Participants in Israel can use the toll-free dial-in number 1 80 924 6042. All other international participants can use the dial-in number 719-457-2654. For all callers, refer to Conference ID 5718138.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-866-375-1919 and reference the Replay Access Code: 5718138. All international callers can dial +1 719-457-0820, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select 'Investor Relations.'

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in a precise manner. For more information, please visit http://www.MazorRobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100